UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )*

Islet Sciences, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

46467R109
(CUSIP Number)

Richard Schoninger 31 West 11th Street Apt 4A New York, N.Y. 10011 Tel. No. 646-360-2766
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46467R109	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard Schoninger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF	7	SOLE VOTING POWER 7,200,000(1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 7,200,000(1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,200,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%(1)
14	TYPE OF REPORTING PERSON IN

(1)Includes 1,600,000 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 46467R109	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the shares of common stock, no par value (the “Common Stock”), of Islet Sciences, Inc., a Nevada corporation (the “Company”) and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”). The principal executive office and mailing address of the Company is 8601 Six Forks Rd., Suite 400, Raleigh, North Carolina 27615

Item 2.	Identity and Background.

(a)  This Statement on Schedule 13D is filed by Mr. Richard Schoninger (the "Reporting Person").

(b)  The business address of the Reporting Persons is 31 West 11th Street, Apt 4A, New York, N.Y. 10011.

(c)  Mr. Schoninger is an investor conducting business as an individual.

(d) & (e) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) The Reporting Person is a U.S. citizen.

Item 3.	Source or Amount of Funds or Other Consideration.

On March 14, 2014, the Reporting Person acquired 4,000,000 shares of Common Stock at $0.25 per share for an aggregate purchase price of $1,000,000, together with warrants to purchase up to 1,600,000 shares of the Common Stock in a private placement by the Company.

On March 14, 2013, the Reporting Person acquired 1,200,000 shares of Common Stock at $0.20833 per share for an aggregate purchase price of $250,000 in a private sale.

On February 22, 2013, the Reporting Person acquired 400,000 shares of Common Stock at $0.25 per share for an aggregate purchase price of $100,000 in a private sale.

The Reporting Person purchased these securities with his personal funds.

Item 4.	Purpose of the Transaction.

               The Reporting Person acquired the Company’s securities for personal investment.

Except as described above, the Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

CUSIP No. 46467R109	13D	Page 4 of 6 Pages

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a),(b)  As of the date hereof, the Reporting Persons may be deemed to beneficially own 7,200,000 shares of Common Stock including 1,600,000 shares of Common Stock issuable upon exercise of the Warrants, which represent approximately 11.8% of 60,773,450 shares of Common Stock outstanding as of March 12, 2014 as disclosed in the Company’s quarterly report on Form 10-Q filed on March 12, 2014.

(c) Other than transactions in the shares of Common Stock and warrants to purchase shares of Common Stock reported herein, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed in Items 3, 4 and 5, to the knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 46467R109	13D	Page 5 of 6 Pages

Item 7.	Material to be filed as Exhibits.

None.

CUSIP No. 46467R109	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2014	/s/ Richard Schoninger
Richard Schoninger